6711 Columbia Gateway Drive, Suite 300 Columbia, Maryland 21046-2104 Telephone 443-285-5400 Facsimile 443-285-7650 www.copt.com NYSE: OFC

VIA EDGAR

Ms. Kristi Marrone

Staff Accountant

Office of Real Estate & Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

August 24, 2017

Re:                             Corporate Office Properties Trust

Form 10-K for the fiscal year ended December 31, 2016

Filed February 17, 2017

File No. 001-14023

Corporate Office Properties, L.P

Form 10-K for the fiscal year ended December 31, 2016

Filed February 17, 2017

File No. 333-189188

Dear Ms. Marrone:

Corporate Office Properties Trust (“COPT”) and Corporate Office Properties, L.P. (“COPLP”) are writing in response to the letter dated August 21, 2017 received from the Staff of the Securities and Exchange Commission (the “Commission”) regarding COPT’s and COPLP’s Annual Reports on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K” or the “filing”).  Our responses to the Staff’s comments appearing in the letter are set forth below.  For reference, the Staff’s comments, set forth in bold font, precede the Company’s responses.

Note 2. Summary of Significant Accounting Policies

Deferred Leasing and Financing Costs, page F-22

1.              We note your response to comment 2.  Please confirm that you will describe the Company’s policy for classifying deferred leasing costs as investment activities and the basis for that policy in future filings.

Response:

We confirm that we will describe the Company’s policy for classifying deferred leasing costs as investment activities and the basis for that policy in our future Annual Report on Form 10-K filings.

If you have any questions or wish to discuss any of the above matters in greater detail, please contact me at (443) 285-5502 or Gregory Thor, Senior Vice President, Controller and Chief Accounting Officer, at (443) 285-5475.

Sincerely,

/s/ Anthony Mifsud
Anthony Mifsud
Executive Vice President and Chief Financial Officer

Cc:                             Lorilynn Monty, Audit Partner, PricewaterhouseCoopers LLP

Justin W. Chairman, Partner, Morgan, Lewis & Bockius LLP

Gregory J. Thor, Senior Vice President, Chief Accounting Officer